EXHIBIT (a)(5)(B)

April 5, 2005

To Our Stockholders:

        TNS, Inc. is offering to purchase up to 9,000,000 shares of our common stock from you at a price within the range of $18.00 to $18.50 per share, net to the seller in cash, without interest.

        Holders of common stock are invited to tender their shares to us through a procedure commonly referred to as a modified "Dutch" auction tender offer. This procedure allows you to select the price within the range of $18.00 and $18.50 per share at which you are willing to sell your shares to us. Our common stock was trading at $18.35 per share as of the close of the market on April 4, 2005, the day before we announced the offer.

        Based on the number of shares tendered and the prices specified by our stockholders, we will determine the lowest single per share price that will allow us to purchase up to 9,000,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay promptly the selected price for all shares of common stock tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.

        If you tender your shares directly to Wachovia Bank, N.A., the Depositary for the offer, you will not have to pay the brokerage fee that you would pay if you sold your shares on the open market. This opportunity to sell shares without paying any brokerage fee is valuable to smaller stockholders for whom such fees can be relatively high.

        Any stockholder whose shares are properly tendered directly to the Depositary and purchased in the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.

        Our Board of Directors, based on the recommendation and approval of a special committee composed of independent directors not affiliated with our controlling stockholder, considered and approved the offer. The Board of Directors concluded that increasing the Company's indebtedness to fund the tender offer is a prudent use of the Company's financial resources and an effective means of providing value to the Company's stockholders. In particular, the Board of Directors believes the offer will enable TNS to repurchase a substantial part of the shares held by our controlling stockholder, GTCR Golder Rauner, L.L.C. and its affiliated funds, which are otherwise entitled to registration for sale pursuant to the Securities Act and eligible for sale in the open market pursuant to Securities Act Rule 144. The offer will also provide other stockholders with the opportunity to tender all or a portion of their shares on the same terms. Conversely, the offer also affords stockholders the option not to participate and, thereby, to increase their relative percentage interest in TNS and our future results. Finally, the Board of Directors believes the offer provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

        Please note that, neither we nor the Board of Directors, the special committee, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depositary are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our controlling stockholder, GTCR Golder Rauner L.L.C. and its affiliated funds, has committed to tender 6,000,000 shares pursuant to the offer. Our directors (other than the three directors affiliated with our controlling stockholder) and executive officers have advised us that they do not intend to tender shares pursuant to the offer. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in the Offer to Purchase and the Letter of Transmittal, including the purposes and effects of the offer. You should also discuss whether to tender your shares with your broker, if any, or other financial advisor.

        The offer is not conditioned on any minimum number of Shares being tendered. The offer is, however, subject to certain other conditions set forth in the Offer to Purchase, including closing on an amended and restated senior secured credit facility pursuant to the terms and conditions contained in the Commitment Letter (as defined in the Offer to Purchase) and on terms satisfactory to the Company.

        The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. The instructions on how to tender shares are explained in detail in the accompanying materials.

        The offer will expire at 5:00 p.m., New York City time, on Tuesday, May 3, 2005, unless we extend the offer. Questions and requests for assistance may be directed to The Altman Group, our Information Agent, and Lehman Brothers, our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,
/s/ JOHN J. MCDONNELL, JR. John J. McDonnell, Jr. Chairman and Chief Executive Officer